UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                      For the year ended December 31, 2001

                                       OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission File Number: 0-25544

                                 ---------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.
                          Miravant Medical Technologies
                336 Bollay Drive, Santa Barbara, California 93117

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

                                    By:  /s/  John M. Philpot
                                    -------------------------
                                              John M. Philpott
                                              Chief Financial Officer

Dated:   June 27, 2002

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan



Financial Statements:
   Report of Independent Auditors..................................................................................3
   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000................................4
   Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000.......5
   Notes to Financial Statements...................................................................................6

Supplemental Schedules:
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..................................................10
   Schedule H, Line 4j - Schedule of Reportable Transactions.......................................................11



                         Report of Independent Auditors


Plan Administrator
Miravant Medical Technologies
401(k)-Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ ERNST & YOUNG LLP


Woodland Hills, California
June 25, 2002

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
                 Statements of Net Assets Available for Benefits



                                                                                        December 31,
                                                                                 2001                  2000
                                                                           ------------------    ------------------
Assets:
   Employer contribution receivable..........................................      $  17,190             $  24,640
   Participant contribution receivable.......................................          4,600                 4,930
   Investments, at fair value:
      Short-term investments.................................................          1,360                 2,580
      Miravant Medical Technologies common stock.............................        455,240               234,090
                                                                           ------------------    ------------------
Total assets.................................................................      $ 478,390             $ 266,240
                                                                           ==================    ==================


Net assets available for benefits............................................   $    478,390             $ 266,240
                                                                           ==================    ==================


















See accompanying notes.

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
           Statements of Changes in Net Assets Available for Benefits



                                                                      Year ended December 31,
                                                                   2001                 2000
                                                             ------------------    ----------------
Additions to net assets attributed to:
  Participant contributions................................   $      86,470              93,040
  Employer matching contributions..........................          92,320              87,100
  Investment income (loss):
    Interest income........................................              80                 120
    Net realized and unrealized appreciation
     (depreciation) in fair value of common stock
       investments.........................................          27,770             (60,740)
                                                             ------------------    ----------------
Total additions............................................         213,210             112,950

Deductions to net assets attributed to:
   Benefit payments to participants........................           1,010              22,680
   Administrative expenses.................................              50                 250
                                                             ------------------    ----------------
Total deductions...........................................           1,060              22,930
                                                             ------------------    ----------------

Net increase...............................................         212,150              90,020
Net assets available for benefits:
   Beginning of the year...................................         266,240             176,220
                                                             ------------------    ----------------

   End of the year.........................................      $  266,240           $ 478,390
                                                             ==================    ================







See accompanying notes.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                          Notes to Financial Statements
                                December 31, 2001

1.       Plan Description

     The Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan (the "Plan") was established to assist eligible employees of Miravant Medical Technologies (the "Company") to acquire and accumulate shares of common stock of the Company through payroll deductions. The following plan description provides only summary information; reference should be made to the Plan document for more complete information.

     Substantially all employees of the Company having at least three months of employment with the Company (as defined in the Plan document) are eligible to participate in the Plan. The Plan provides that participants may elect to contribute from 1% to 6% of their compensation up to the maximum limits permitted by the Internal Revenue Code (the "Code"). The Code also places limits on the total amount which can be added to any employee's accounts for a given year which apply in aggregate to all retirement plans sponsored by the Company.

     Under the provisions of the Plan, participant contributions are invested by the trustee in the Company's common stock no later than the close of the third business day following the receipt of the participants' contributions from the Company. Upon receipt of the participant contributions, but prior to the investment in the Company's common stock, the funds are temporarily invested by the trustee in short-term investments or U.S. Treasury obligations.

     Participants in the Plan become eligible for a discretionary Company matching contribution immediately upon enrolling in the Plan. All matching contributions are invested in the Company's common stock and the matching contribution percentage for each plan year is determined by the Company's Board of Directors prior to the start of the Plan year. The Company's matching contributions are made on a quarterly basis, and may be in the form of cash, shares of the Company's common stock, any other assets or any combination thereof. The employer's matching contribution in the form of common stock is determined by using the closing market price on the last business day of each quarter. Matching cash contributions are invested by the trustee in the Company's common stock within three business days of receipt of the cash contribution. For the years ended December 31, 2001 and 2000, the Board of Directors directed the Company to match 100% of the amounts contributed by the participants. The amounts contributed by the Company during 2001, 2000 and 1999 were made in the form of the Company's common stock and cash.

     Participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company after a designated time period according to the following vesting schedule:

            Years of Service                            Vested Percentage
            ----------------                            -----------------
             Less than 2 years                                 0%
             Two years                                        10%
             Three years                                      30%
             Four years                                       60%
             Five or more years                              100%

     Additionally, participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company immediately prior to retirement (on or after the age of 59 1/2), permanent disability or death.

     If a participant leaves the Company prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures are divided among the accounts of the remaining participants in accordance with specific conditions defined in the Plan. The Plan also contains a rehire and reinstatement provision, for which the terms and conditions are defined in the Plan. The forfeitures reallocated for the years ended December 31, 2001 and 2000 were $1,436 and $2,094, respectively.

     Common stock, plus cash for any partial share credited to a participant's account, will be generally distributed to the participant (or the participant's designated beneficiary or estate) in full, within certain limitations and restrictions as provided in the Plan document, no later than 60 days after the end of the Plan year during which a participant becomes eligible for a distribution due to permanent disability, death, retirement or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon attaining age 59 1/2 while still an employee or for emergencies at the discretion of the Plan Administrator, as provided in the Plan document.

     The Plan's assets, which consist principally of the Company's common stock, are held in safekeeping for custodial purposes by an independent trustee. Contributions are managed by the trustee, which invests cash received and interest, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

     The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.       Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates and Assumptions

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Participant Contributions

     Contributions are recorded when the Company makes payroll deductions from the Plan participants.

     Participant Withdrawals

     Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

     Stock Purchases

     Stock purchases are made by the Plan's trustee by the close of the third business day following receipt of the participant or cash matching contributions from the Company.

     Investment Valuation

     The Plan's investments are stated at fair value. The closing market share price, which was $9.61 and $9.28 as of December 31, 2001 and 2000, respectively, were used to value shares of the Company's common stock. As more fully described in Note 7, the market share price of the Company's common stock has decreased significantly subsequent to December 31, 2001 to approximately $0.78 as of June 25, 2002.

3.       Income Tax Status

     The Plan received a determination letter from the Internal Revenue Service dated September 15, 1999, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

4.       Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan. Substantially all expenses associated with the establishment, operation and administration of the Plan are paid by the Company.

5.       Party-In-Interest Transactions

     The Company and the trustee are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.       Differences Between Financial Statements and Form 5500

     The Form 5500 does not reflect amounts contributed to the Plan by participants or by the employer for the final pay period of each year as a result of timing of payroll. As such, the financial statements differ from participant contributions receivable per the Form 5500 as of December 31, 2001 and 2000 by $4,600 and $4,930, respectively, and total participant contributions for the years then ended by $394 and $930, respectively. In addition, financial statements differ from employer contributions receivable per the Form 5500 as of December 31, 2001 and 2000, by $4,601 and $4,929, respectively, and total employer contributions for the years then ended by $1,052 and $2,035, respectively.

7.       Financial Condition of Plan Sponsor

     The Plan Sponsor has suffered losses from operations and had an accumulated deficit of $173.6 million as of December 31, 2001, and expects to continue to incur substantial, and possibly increasing, operating losses for the next few years. The Company is continuing its efforts in research and development and the preclinical studies and clinical trials of its products. These efforts, and obtaining requisite regulatory approval, prior to commercialization, will require substantial expenditures. Once requisite regulatory approval has been obtained, if at all, substantial additional financing will be required for the manufacture, marketing and distribution of its product in order to achieve a level of revenues adequate to support the Company's cost structure. Executive management of the Company believes that with the implementation of a cost restructuring program in January 2002, it has sufficient resources to fund the current required expenditures through September 30, 2002. In addition, executive management also believes it can raise additional funding to support operations through corporate collaborations or partnerships, licensing of SnET2 or new products and equity or debt financings prior to September 30, 2002. However, there can be no assurance that the Company will be successful in obtaining such financing or that financing will be available on favorable terms. If additional funding is not available when required, management believes it has the ability to conserve cash required for operations through December 31, 2002 by the delay or reduction in scope of one or more of its research and development programs and adjusting, deferring or reducing salaries of employees and by reducing operating and overhead expenditures to conserve cash to be used in operations.

     The Plan Sponsor's ability to continue as a going concern directly effects its ability to make matching contributions to the Plan and directly affects the value of the Company's common shares held by participants of the Plan. The market share price of the Company's common stock has decreased significantly subsequent to year-end to approximately $0.78 as of June 25, 2002.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)*
                                December 31, 2001


                                                                                                  Current Value
            Identity of Issue              Description of Asset                      Cost
------------------------------------------ ------------------------------------ ---------------- -----------------
  Miravant Medical Technologies Common
                 Stock**                              47,371 shares               $     541,480     $     455,240

     Arrowhead Trust Incorporated**              Short-term investments               $   1,360          $  1,360


* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

**   Party-In-Interest

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
           Schedule H, Line 4j - Schedule of Reportable Transactions*
                          Year Ended December 31, 2001


                                                                                              Current Value of
   Identity of Party                                    Purchase     Selling     Cost of          Asset on      Net Gain/(Loss)
       Involved             Description of Asset          Price        Price       Asset      Transaction Date
------------------------ ---------------------------- -------------- ----------- ----------- ------------------ --------------
   Miravant Medical
    Technologies**       Common Stock
                                                            $97,726        --     $97,726            $97,726             --
                                                                 --  $ 97,313     $97,726            $97,313         $ (413)

    Arrowhead Trust      Short-term investments
    Incorporated**
                                                          $ 188,510        --    $188,510           $188,510             --
                                                                 --  $188,510    $188,510           $188,510             --




* Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 2001 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Party-In-Interest

                                INDEX TO EXHIBITS

Exhibit                                                  Incorporating Reference
Number                Description                              (If Applicable)
------                -----------                              ---------------

23.1                  Consent of Independent Auditors

                                  EXHIBIT 23.1
                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-34953) pertaining to the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan of our report dated June 25, 2002, with respect to the financial statements and schedules of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                               /s/  ERNST & YOUNG LLP




Woodland Hills, California
June 25, 2002